1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 12, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTARY ANNOUNCEMENT-
CONNECTED TRANSACTION
IN RESPECT OF FORMATION OF A JOINT VENTURE COMPANY

Reference is made to the announcement of the Company dated 27 October 2010 in relation to the connected transaction in respect of the formation of a Joint Venture Company (the "Announcement"), pursuant to which the Company would contribute RMB537 million and establish a Joint Venture Company together with, among others, Shanxi Aluminum Plant (a subsidiary of Chinalco, the controlling shareholder of the Company) and Luxin Company. The Company and Shanxi Aluminum Plant would hold approximately 34% and 16%, respectively, of the equity interest of the Joint Venture Company. Capitalised terms used herein shall have the same meanings as defined in the Announcement.

During the preparation for the formation of Joint Venture Company, the shareholders of the Joint Venture Company, in accordance with the requirements of the integration of coal resources in Shanxi Province, intended to adjust the shareholding structure of the Joint Venture Company and its controlled companies as well as their respective capital contributions. Accordingly, the Company will increase its relevant amount of capital contribution by RMB155 million to RMB692 million. On 12 December 2011, the proposal in relation to the adjustments to the equity interest and the amount of capital contribution in respect of the Company's engagement in the integration of coal resources in Jiexiu, Shanxi was considered and approved at the 22nd meeting of the Board.

1.	ADJUSTMENTS TO SHAREHOLDING STRUCTURE

1.1	Adjustments to Shareholding Structure of the Joint Venture Company

The shareholding percentage of Luxin Company in the Joint Venture Company is proposed to increase from the original 40% to 51%; the shareholding percentage of the Company will be maintained at 34%; the shareholding percentage of Shanxi Aluminum Plant will be reduced from the original 16% to 15% and natural person shareholders will be cancelled.

1.2	Adjustments to Asset Interest or Equity Interest in the Controlled Companies of the Joint Venture Company

The interest of the Joint Venture Company in the assets of its controlled company, Xinyugou Company is proposed to increase from 51% to 100%, whereas its shareholding percentage in its controlled company, Nanyaotou Company will increase from 51% to 72.12%.

2.	ADJUSTMENTS TO THE AMOUNT OF CAPITAL CONTRIBUTION

As the indirect shareholding percentages in Xinyugou Company and Nanyaotou Company to be held by the shareholders of the Joint Venture Company will be increased and the capital contributions by the shareholders of the Joint Venture Company will be correspondingly adjusted, the indirect equity interests in Xinyugou Company and Nanyaotou Company to be held by the Company through the Joint Venture Company will be increased from 17.34% to 34% and from 17.34% to 24.52%, respectively. The amount of capital contribution of the Company will be adjusted from the original RMB537 million to RMB692 million, representing an increase of RMB155 million in terms of capital contribution.

Other information in the Announcement remains unchanged.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
12 December 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary